FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	June	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Rogers and RIM Launch the UMA-Enabled BlackBerry Pearl 8120 Smartphone	3

Document 1

June 4, 2008

FOR IMMEDIATE RELEASE

Rogers and RIM Launch the UMA-Enabled BlackBerry Pearl 8120 Smartphone

With Rogers Home Calling Zone, a wireless router and a high-speed Internet connection, customers can use the same phone inside and outside the home

Toronto and Waterloo, ON - (June 4) - Rogers Wireless (TSX: RCI; NYSE:RCI) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the new BlackBerry® Pearl™ 8120 smartphone to customers in Canada. The new smartphone supports Rogers Home Calling Zone, a UMA*-based service from Rogers that enables customers to make unlimited voice calls over a wireless Internet connection**. Rogers is the first carrier in Canada to offer UMA services with its new Rogers Home Calling Zone.

The new service leverages the dual-mode Wi-Fi® and cellular capabilities of the BlackBerry Pearl 8120 smartphone for both cellular and home calling. Rogers Home Calling Zone works by connecting calls through a voice optimized wireless router over a high-speed Internet connection when at home and can seamlessly switch to the cellular network when out of range — offering seamless mobility and the ultimate in convenience. Customers can use the BlackBerry Pearl 8120 smartphone inside and outside the home, making it easier to stay connected how and when they want, while effectively managing their phone costs.

“Rogers Wireless is proud to add the BlackBerry Pearl 8120 to our extensive lineup of BlackBerry phones, and especially to our innovative Home Calling Zone service, a Canadian first,” said John Boynton, SVP and Chief Marketing Officer, Rogers Wireless. “With the UMA-enabled BlackBerry Pearl 8120, not only will our customers have the benefits of RIM’s world-renowned push email solution, they can also experience the flexibility and convenience using their BlackBerry phone for both home and away, with Rogers Home Calling Zone.”

"In addition to Wi-Fi connectivity for both voice and data, the BlackBerry Pearl 8120 smartphone offers rich multimedia features and the industry’s leading mobile messaging capabilities in an amazingly compact and stylish design," said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. "The Rogers Home Calling Zone service adds another valuable dimension to the customer experience and helps make the new BlackBerry Pearl 8120 an ideal phone for both personal and business use."

Available in an attractive titanium-coloured finish, the BlackBerry Pearl 8120 smartphone from Rogers features:

•	An ultra-sleek design measuring 107mm x 50mm x 14mm and weighing approximately 91 grams
•	Built-in Wi-Fi (802.11 b/g) with support for Rogers Home Calling Zone service
•	2 megapixel camera with 5x digital zoom, built-in flash and video recording capability
•	Advanced media player perfect for pictures, music and videos, and support for High Speed USB 2.0 for quickly transferring files between a PC and the smartphone
•	An externally accessible microSD/SDHC expandable memory slot for additional storage (8GB microSDHC cards are now available)
•	Support for downloading music directly from the Rogers MusicStore
•	The Rogers Do More portal enabling access to a variety of mobile applications for business and personal use
•	Instant messaging with BlackBerry® Messenger, Google® Talk and Yahoo!® Messenger
•	Support for the Facebook® for BlackBerry® Smartphones application, which enables fast, streamlined and optimized mobile access to the popular Facebook social utility

•	DataViz® Documents to Go® allowing users to edit Word and PowerPoint files on the handset
•	An enhanced visual interface that makes text and web pages more visually appealing
•

Premium phone features including enhanced noise cancellation to offset background noise, a low-distortion speakerphone, and Bluetooth® (2.0) support for hands-free use with headsets, car kits, stereo headsets and other Bluetooth peripherals

•	SureType™ keyboard system, including new word completion and spell check features
•

BlackBerry® Desktop Manager software, which includes Roxio® Media Manager for BlackBerry®, a powerful media manager application that allows users to easily manage media files on their computer and transfer them to the smartphone

•	BlackBerry® Internet Service support that allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts
•	BlackBerry® Enterprise Server support for enterprise deployments with advanced security and IT controls

The BlackBerry Pearl 8120 from Rogers Wireless also comes with a variety of in-box accessories including stereo headset, travel charger and 1GB microSD memory card.

Rogers Home Calling Zone

With Rogers Home Calling Zone, customers can use the BlackBerry Pearl 8120 to make unlimited voice calls, when in their home calling zone. For $15 per month customers can make unlimited local calls, or for $20 per month customers can make unlimited local and Canada-wide long distance calls. Calls seamlessly transfer between UMA and cellular networks, and calls originating over UMA do not count against a customer’s monthly allotment of voice minutes.

Pricing & Availability

The BlackBerry Pearl 8120 retails for $249.99 with activation on any combination of 3 year voice plan and 3 year BlackBerry data plan from Rogers.  Some conditions apply.

For more information on the BlackBerry Pearl 8120 smartphone, please visit www.blackberrypearl.com or www.rogers.com/8120. For more information on Rogers Home Calling Zone service, please visit www.rogers.com/homecallingzone.

*Unlicensed Mobile Access

**Unlimited voice calls over a wireless Internet connection requires a Rogers Wireless voice plan, Rogers Home Zone Calling service option and a wireless router with a broadband Internet connection.

About Rogers Wireless

Rogers Wireless provides wireless voice and data communications services across Canada to more than 7.4 million customers under both the Rogers Wireless and Fido brands. Proven to operate Canada's most reliable wireless voice and data communications network, Rogers Wireless is Canada's largest wireless provider and the only carrier operating on the global standard GSM and highly advanced HSPA technology platforms. In addition to providing seamless roaming in more than 200 countries with its GSM based services, Rogers Wireless also provides wireless broadband services across Canada utilizing its 2.5GHz fixed wireless spectrum. Rogers Wireless is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RCI), a diversified Canadian communications and media company. For further information, please visit

www.rogers.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications.  RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data.  RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless

Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements.  Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific.  RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM).  For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contacts:

Odette Coleman

Rogers Wireless

416-935-6441

odette.coleman@rci.rogers.com

Marisa Conway

Brodeur, for RIM

212-515-1924

mconway@brodeur.com

.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 4, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations